Exhibit (a)(1)(xvi)

IDT Corporation

520 Broad Street

Newark, NJ 07102 USA

Phone: 973-438-1000

www.idt.net

January 4, 2006

Dear Net2Phone Stockholder,

As you are aware, IDT has made a tender offer for all shares of Net2Phone common stock that it did not own prior to the offer. The initial offering period expired on December 29, 2005, and a subsequent offering period continues, as described below. Thus far, we have accepted for payment approximately 28.7 million shares of Net2Phone common stock. Together with the Net2Phone stock that we owned before the offer, we now beneficially own approximately 77% of the outstanding equity of Net2Phone.

We intend to proceed, as promptly as practicable, to effect a merger of Net2Phone with one of our subsidiaries. In the merger, all remaining shares of Net2Phone common stock that we do not already own would be acquired by us for the same $2.05 net per share in cash that was paid to Net2Phone stockholders in the offer.

As we explained in the offer documents, the merger may take an extended period of time to complete. Moreover, we could face obstacles that may impede or delay consummation of the merger. Because of these uncertainties, we cannot provide you with assurances regarding the timing of the merger or its ultimate terms and conditions. During the time prior to the merger, we expect that there will be a limited public market for your shares.

We have recently announced that we are providing a “subsequent offering period” of 14 business days. The subsequent offering period is currently set to expire on Thursday, January 19, 2006 at 5:00 p.m. New York City time. During the subsequent offering period, you may tender your shares and promptly receive the same $2.05 net per share in cash offer price that was paid in the offer. We believe that, if you wish to receive cash for your shares promptly, it is in your interest to take advantage of this subsequent offering period rather than wait for the merger.

While you must make your own determination whether or not to tender your shares, we believe that the offer and the offer price are fair to Net2Phone stockholders. Please note that if you own your shares “in street name,” you must instruct your broker to tender your shares on your behalf.

The solicitation of offers to sell shares of Net2Phone common stock is being made only pursuant to the Tender Offer Statement on Schedule TO and the Offer to Purchase and related materials filed with the SEC. You are urged to read the Tender Offer Statement on Schedule TO, as it has been amended to date, the Offer to Purchase, Net2Phone’s Solicitation/Recommendation Statement on Schedule 14D–9, as it has been amended to date, and other relevant documents filed with the SEC because they contain important information. Stockholders can obtain the Tender Offer Statement on Schedule TO and other publicly filed documents without charge from the website maintained by the SEC at www.sec.gov. Stockholders can also obtain the Tender Offer Statement and related documents from us without charge by directing a request to IDT Corporation, 520 Broad Street, Newark, New Jersey, Attention: Investor Relations, Telephone: (973) 438-1000.

Very truly yours,

IDT CORPORATION